Exhibit 3.3
October 19, 2007
Plan of Conversion of
STEWART & STEVENSON LLC
          The following Plan of Conversion (the “Plan”) of Stewart & Stevenson LLC (the “Company”) shall be effective prior to the consummation of an initial public offering of the Corporation’s common stock, $0.01 par value, upon the execution, filing and effectiveness of the Certificate of Conversion of the Company, in the form attached as Exhibit A hereto, accompanied by the Certificate of Incorporation of Stewart & Stevenson, Inc. (the “Corporation”), with the Secretary of State of the State of Delaware (the “Conversion”) pursuant to Section 265 of the Delaware General Corporation Law and Section 18-216 of the Delaware Limited Liability Company Act.
     1. As of the effective time of the Conversion, (a) all of the 62,749,950 outstanding common units of the Company held by Parman Capital Group LLC will be converted to 62,749,950 shares of Class B Common Stock of the Corporation, and (b) all of the 37,255,050 outstanding common units of the Company held by all other persons will be converted into 37,255,050 shares of Common Stock of the Corporation.
     2. As of the effective time of the Conversion, the Operating Agreement of Stewart & Stevenson LLC, dated as of January 23, 2006, will terminate and be of no further force or effect. From and after the effective time of the Conversion, (a) the Corporation will be governed by the terms and conditions of the Certificate of Incorporation of the Corporation and the By-Laws of the Corporation, each as amended from time to time, and the Delaware General Corporation Law, and (b) all of the directors and officers of the Company will continue as directors and officers of the Corporation.

STEWART & STEVENSON LLC

By:	/s/ Hushang Ansary
Name:Hushang Ansary
Title: Chairman of the Board of Directors